Suite 1120, Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com	Toronto Stock Exchange Ticker Symbol - ARZ NYSE Amex Ticker Symbol - AZK U.S. Registration (File 001-31893) News Release Issue No. 11 - 2011

May 25, 2011FOR IMMEDIATE RELEASE

AURIZON REPORTS FURTHER RESULTS FROM MARBAN BLOCK

Aurizon Mines Ltd. (“Aurizon”) (TSX: ARZ, NYSE Amex: AZK) is pleased to report on the latest drilling results at the Marban Block property, located in the Malartic gold camp, Abitibi region of Quebec.

Assay results were received for 26 drill holes completed on the neighbouring Norlartic and Marban gold deposits.

Significant Norlartic intersections include:

•

7.4 grams of gold per tonne over 9.3 metres (NL-11052);

•

5.6 grams of gold per tonne over 6.7 metres (NL-11-054);

•

2.1 grams of gold per tonne over 28.0 metres (NL-11-057);

•

10.8 grams of gold per tonne over 3.0 metres (NL11059);

•

3.1 grams of gold per tonne over 10.9 metres (NL11060).

Significant Marban intersections include:

•

5.1 grams of gold per tonne over 5.1 metres (MB11167);

•

30,100.0 grams of gold per tonne over 0.5 metre (gold vein in MB11170);

•

1.8 gram of gold per tonne over 56.3 metres (MB11173);

•

9.1 grams of gold per tonne over 4.5 metres (MB11174);

•

17.2 grams of gold per tonne over 1.0 metre (MB11175).

The initial program under the terms of the Aurizon option agreement commenced on August 30, 2010 and includes 50,000 metres of diamond drilling.  Three drill rigs are currently in operation on the project.  To date, 137 holes have been drilled for a total of 35,340 metres. Results from 66 holes were previously released, results from 26 holes are included in this release, and results are pending for 45 completed drill holes.

“We are pleased to observe that, in both the Norlartic and Marban mineralized systems, the approach of fence drilling as much as possible of the entire width of the potential structure, has been successful.  High grade intervals over pluri-metric widths are now more prominent inside extensive lower grade envelopes and should offer more flexibility in evaluating potential development scenarios.” said Martin Demers, P.Geo. Exploration Manager of Aurizon.

News Release - May 25, 2011	Aurizon Reports Further Results From Marban Block	Page 2

Norlartic deposit drilling

Twenty-one (21) drill holes, for a total of 4,320 metres, were completed on the Norlartic deposit during the winter.  Results for seven (7) holes (NL11040 to 045 and -047) were previously released.  Results received for an additional eight (8) holes (NL11052 to -057, -059 and 060) are tabled on the following pages.  Complete assay results for holes NL11048, 049 and 058 are pending.  Holes NL11050 and -051 were part of the fence drilling between the Norlartic and Marban deposits.

This initial phase of drilling at Norlartic was aimed at better defining the entire width of the Norbenite shear gold mineralised envelope within the top 200 metres from surface, and more specifically along the western 500metre strike extent of the Norlartic deposit.  Past drilling over this portion of the deposit mainly targeted the Main Zone (MZ), which consists of a sulphide and gold mineralised vein stockwork localised in an intrusive dike cutting the central portion of the Norbenite shear.

The holes completed during the winter confirmed: 1) the presence of other veined and mineralised intrusive dikes in the hanging wall (HW) of the Main Zone and 2) the near surface extent of the Norlartic deposit consists of a wide gold mineralised envelope characterised by intrusive dikes cutting sheared ultramafic volcanic rocks.

The holes were drilled in a series of parallel structures, which include some narrow veins in the vicinity of previously mined out areas.  New mineralized intersections are either adjacent to or up to 100 metres away from existing stopes.

Marban deposit drilling

Ninety-eight (98) holes and two (2) extensions of previous holes, for a total of 27,780 metres, were completed on the Marban deposit since the start of the program in August.  Results for 58 holes (MB10102 to MB11157, MB06002ext and MB07005ext) were previously released.  Results received for an additional 18 holes (MB11158 to 175) are tabled on the following pages.

Drilling to date has covered a 1,050-metre strike extent of the Marban gold mineralised system and was mainly directed at 1) completing a 50metre drill hole spacing array within the top 300 metres from surface and 2) verifying the extension of the gold mineralised shear zones to surface.

The holes were drilled in a series of parallel structures, which include some narrow veins in the vicinity of previously mined out areas.  New mineralized intersections are either adjacent to or up to 100 metres away from existing stopes.

The drilling program at Marban has now moved to deeper drilling to test the down dip extension of the mineralised zones, mainly from 300 to 500 metres vertical depth, as well as select in-fill drilling at 25-metre spacing.

Fence drilling between Norlartic and Marban deposits

Three (3) 300-metre spaced exploration drill hole fences were completed to trace the Norbenite shear and subsidiary structures on strike and to the southeast of the Norlartic deposit and to the north of the Marban deposit.  The fences consist of 16 drill holes (NL11046, 050 and -051 and MB11-201 to MB11213) for a total of 3,240 metres.  Results were previously released for hole NL-11046 that returned an interval of 21.2 metres averaging 1.23 g/t Au located along the southeast extent of the Norlartic deposit.  Results are pending for the other holes.

News Release - May 25, 2011	Aurizon Reports Further Results From Marban Block	Page 3

Norlartic Drill Results
Hole	Line	Station	Az	Dip	Depth (m)	From (m)	To (m)	Length (m)	Grade (g/t Au)	Zone(s)
NL-11-052	1+35 W	1+85 N	N205°	-60°	210.0	182.3	186.9	4.6	1.2	HW
						200.7	210.0	9.3	7.4	Main
NL-11-053	1+80 W	1+55 N	N210°	-45°	239.0	138.4	146.8	8.4	1.6	HW
						152.6	158.6	6.0	3.2	Main
						165.5	176.1	10.6	1.4	FW
NL-11-054	2+70 W	2+25 N	N210°	-45°	284.0	206.7	213.4	6.7	5.6	Main
						220.0	222.0	2.0	3.1	Main
NL-11-055	2+40 W	0+70 N	N210°	-45°	49.0	34.9	40.1	5.2	0.9	HW
						45.3	49.0	3.7	2.0	HW
NL-11-056	4+30 W	0+60 N	N210°	-45°	200.0	48.0	49.2	1.2	4.3	HW
						58.8	62.3	3.5	0.9	Main
NL-11-057	0+15 W	0+85 N	N210°	-45°	153.0
						39.9	68.0	28.0	2.1	HW

						91.2	99.3	8.1	1.8	Main
NL-11-059	2+25 W	1+50 N	N210°	-49°	226.1	129.2	137.5	8.3	0.9	HW
						142.7	145.7	3.0	10.8	Main
						151.2	152.1	0.9	7.2	Main
NL-11-060	2+25 W	1+50 N	N210°	-65°	266.4	153.3	169.3	16.0	1.5	HW
					including	166.4	169.3	2.9	5.8	HW
						179.0	189.9	10.9	3.1	Main

News Release - May 25, 2011	Aurizon Reports Further Results From Marban Block	Page 4

Marban Drill Results
Hole	Line	Station	Az	Dip	Depth (m)	From (m)	To (m)	Length (m)	Grade (g/t Au)	Zone(s)

MB-11-158	1+00 E	0+10 S	N180°	-55°	197.0	139.3	142.0	2.7	0.8	E
MB-11-159	1+50 E	0+15 S	N180°	-55°	184.4	145.2	145.9	0.7	6.7	E
MB-11-160	2+50 W	0+05 S	N180°	-45°	215.0	143.9	144.7	0.8	6.4	D1
MB-11-161	2+00 W	1+15 S	N180°	-45°	122.0	74.5	78.5	4.0	2.1	C1-B
MB-11-162	2+50 W	0+60 S	N180°	-45°	170.0	78.0	79.2	1.2	3.1	Z
						102.0	102.6	0.6	9.2	B
						107.0	131.6	24.6	0.8	B-A
MB-11-163	3+50 W	0+75 S	N180°	-50°	176.0	87.9	95.0	7.1	0.7	E
MB-11-164	3+50 W	0+10 S	N180°	-50°	221.0	33.6	36.0	2.4	6.1
						117.5	119.2	1.7	3.1	E
						132.9	134.0	1.1	8.8	B
MB-11-165	3+50 W	1+15 N	N180°	-55°	323.0	155.3	158.7	3.4	1.8	2
						169.5	183.8	14.3	0.8	Y
						205.5	211.2	5.7	0.8	E
						242.0	242.6	0.6	6.2	B
MB-11-166	4+50 W	0+35 N	N180°	-50°	197.0	70.0	71.0	1.0	5.5	2
MB-11-167	4+50 W	0+25 S	N180°	-50°	158.0	111.8	116.9	5.1	5.1	E
MB-11-168	5+00 W	0+20 S	N180°	-50°	146.0	127.5	128.2	0.7	0.9	T
MB-11-169	5+00 W	0+35 N	N180°	-50°	188.0	104.6	112.6	8.0	1.5
MB-11-170	3+00 E	2+50 S	N180°	-45°	191.0	85.0	85.5	0.5	30100.0	VG
						138.8	140.0	1.2	4.6	T
MB-11-171	5+00 W	1+65 N	N180°	-50°	272.0	86.6	87.9	1.3	3.6
MB-11-172	1+00 E	3+25 N	N180°	-58°	603.0	353.1	357.5	4.4	1.9	E
MB-11-173	4+00 E	0+20 S	N180°	-45°	409.0	162.6	179.0	16.4	1.2	D3
						251.8	263.6	11.8	1.4	J
						266.3	322.6	56.3	1.8	C1-A-P-M-V
					including	284.5	296.0	11.5	3.3	P
					including	306.0	319.0	13.0	2.9	M
MB-11-174	4+00 E	0+95 S	N180°	-45°	326.0	87.0	90.9	3.9	3.7	E
						136.6	141.6	5.0	2.5
						212.1	212.8	0.7	9.2	C2
						225.3	233.6	8.3	2.1	A
						268.0	272.5	4.5	9.1	W
						308.0	309.2	1.2	15.4	T
MB-11-175	2+50 E	0+97 S	N180°	-55°	323.0	145.4	146.4	1.0	17.2
						229.0	236.2	7.2	1.0

News Release - May 25, 2011	Aurizon Reports Further Results From Marban Block	Page 5

Aurizon Option

Aurizon can earn up to a 65% interest the Marban Block property under the terms of an option and joint venture agreement dated July 5, 2010 between NioGold and Aurizon.  The initial 50% interest can be earned by incurring expenditures of C$20 million over three years, completing an updated NI 43-101 compliant mineral resource estimate, and by making a resource payment for 50% of the total gold ounces defined by the mineral resource estimate.  NioGold is the project operator during the initial earn-in period (see news release dated July 6, 2010).

Technical Info, QA/QC and Qualified Persons

Reported intervals are in core lengths but are anticipated to approximate true width, except where structural complexities occur, as the holes were drilled near perpendicular to the principal local structural orientation.

Diamond drill holes were drilled with NQ-size core in order to obtain larger sample volumes of the mineralised zones, except for holes that traversed underground workings which were completed using BQ-size core.  The core was sealed delivered by the drilling contractor to NioGold’s facilities located at the Norlartic mine site.  The core was photographed for reference, logged and mineralised sections were sawed in half.  Sample lengths vary between 0.5 to 1.5 metres.  Half core samples were bagged, sealed and delivered to ALS Chemex in Val-d’Or, Quebec, an accredited laboratory.  The remaining core is stored on site for reference.  Samples were assayed by the fire-assay method using an atomic absorption finish on a 50-gram pulp split.  A quality assurance and quality control program (QA/QC) was implemented by NioGold and the laboratory to insure the precision and reproducibility of the analytical method and results.  The QA/QC program includes the insertion of standards, blanks and field duplicates in the sample batches sent to the laboratory and a systematic re-assaying of samples returning values above 2 g/t Au by the fire-assay method using a gravimetric finish.  As well, pulps grading above 0.5 g/t Au are sent to Bourlamaque Assay Laboratories Ltd. in Val-d’Or for check assaying.

The drilling program was conducted under the supervision of Yan Ducharme, M.Sc., P.Geo. (OGQ), a Qualified Person as defined by National Instrument 43-101.  This news release was prepared under the supervision of Martin Demers, P. Geo., Exploration Manager of Aurizon and a Qualified Person under. National Instrument 43-101, based on information made available by Niogold and verified by personnel of Aurizon.

Additional Information

The attached sketch shows the geological context of the Marban Block property, the position of the drill holes and a plan view of the Marban deposit.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

News Release - May 25, 2011	Aurizon Reports Further Results From Marban Block	Page 6

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.	Renmark Financial Communications Inc.
President & CEO: David P. Hall	1050 – 3400 De Maisonneuve Blvd West
Vice President, Operatations: Martin Bergeron	Montreal, QC H3Z 3B8
Investor Relations: Jennifer North Email: info@aurizon.com Telephone: 604-687-6600Toll Free: 1-800-411-GOLD (4653)Website: www.aurizon.com	Barry Mire: bmire@renmarkfinancial.com Maurice Dagenais: mdagenais@renmarkfinancial.com Media: Guy Hurd: ghurd@renmarkfinancial.com Tel: (514) 939-3989 Fax: (514) 939-3717

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Specifically, this news release contains forward-looking information with respect to future exploration work on the Marban Block property.  Forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, that the current price of and demand for gold will be sustained or will improve. However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that required supplies, equipment or personnel will not be available or will not be available on a timely basis or that the cost of labour, equipment or supplies will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of accidents, labour disputes and other risks generally associated with exploration, unanticipated delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.